EARNINGS PROTECTION BENEFIT RIDER

This rider is issued as part of the Contract to which it is attached. The effective date of this rider is the date this rider is issued. This rider cannot be terminated either by the Contract Owner or the Company. Except where this rider provides otherwise, it is subject to all of the terms and conditions of the Contract.

In Your contract, the paragraph entitled "Death Benefit Before the Annuity Commencement Date”, the following is added:

Death Benefit Before the Annuity Commencement Date
If both the Contract Owner(s) and Annuitant are age [80] or younger on the effective date of this rider, the value of the Earnings Protection Benefit is determined as follows:

The Contract Value as of the date of receipt of Due Proof of Death plus [40%] of the lesser of 1. or 2. below if both the Contract Owner(s) and Annuitant are age [69] or younger on the effective date of this rider, or [25%] of the lesser of 1. or 2. below if either the Contract Owner(s) or Annuitant is age [70] or older on the effective date of this rider.

1.The greater of zero or the following amount:
A.    the Contract Value as of the date of receipt of Due Proof of Death; less
B.    the Contract Value on the effective date of this rider plus premium payments received after the effective date of this rider; plus
C.    the sum of Adjustments for all partial surrenders which occur after the effective date of this rider.

2.[200%] of A. less B. below as follows:
A.    the Contract Value on the effective date of this rider, plus premium payments received after the effective date of this rider excluding payments received within 12 months of the date of death, less
B.    the sum of Adjustments for all partial surrenders which occur after the effective date of this rider.

The adjustment for each partial surrender which occurs after the effective date of this rider is equal to the greater of zero or the following amount:

1.the gross amount of the partial surrender; plus
2.the Contract Value on the effective date of this rider plus premium payments received after the effective date of this rider and prior to the partial surrender, less
3.the Contract Value on the Valuation Day immediately preceding the date of partial surrender; less
4.the sum of Adjustments for all prior partial surrenders which have occurred after the effective date of this rider.

HL-VA03EPB    Page 1 of 2 Printed in U.S.A.
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Ownership Change – Upon a change in Contract Owner, where the new Owner is ineligible for this rider, the Death Benefit under this rider becomes null and void.

RIDER CHARGE
The charge for this rider is included in the net investment factor as an optional rider charge. It is an annual charge of [0.30%] that is deducted from the value of the Sub-Accounts until the Annuity Commencement Date.

Signed for Hartford Life Insurance Company

HL-VA03EPB    Page 2 of 2    Printed in U.S.A.
B788R0.FRM